Exhibit 14.1

be certain.

Dear MTS employee,

We can all be proud of our accomplishments at MTS, and equally proud of how we achieve our success. MTS is committed to fair treatment of all of our stakeholders: employees, customers, suppliers, shareholders and communities.

All MTS employees and business partners are expected to uphold the highest level of ethical behavior and integrity — as individuals, as team members, and as part of every business community in which we operate around the world. Our guiding principle is simple: compete aggressively, always within ethical bounds and the law. We take this principle very seriously.

Our Code of Conduct gets to the core of who we are and what we stand for in all of our business activity. MTS Core Values are constant — ethical business conduct; compliance with the law and our contractual commitments; high-quality technology and services; integrity to say what we mean and deliver what we promise; respect for colleagues, customers and suppliers.

Since we can only address what we know, it is also critical that we promote and sustain a culture that encourages you to speak up with your questions and concerns, immediately without hesitation and without fear of retaliation. We will not stand by and allow a colleague to make an ethical mistake.

By taking the ideas in our Code to heart and making them second nature, we can all continue to take pride in the excellence of our reputation and of our work. Thank you for your commitment to keeping MTS a great place to work.

William V. Murray
Chief Executive Officer

»	MTS PURPOSE:
People committed to building confidence in product performance

»	MTS MISSION:
Deliver best total value as defined by our customers

»	MTS CORE VALUES:
Ethical Business Conduct, Compliance, Quality, Integrity, Respect

Who are we? What do we stand for? Answers to these questions can be found in our Purpose and Mission, and by examining the meaning behind each of our Core Values.

ETHICAL BUSINESS CONDUCT: MTS employees represent the highest caliber of competence and moral character. We possess a healthy spirit of competitiveness while holding fairness, respect and honesty in the highest regard.

COMPLIANCE: MTS employees live and work within the law. We are good corporate citizens in every country where we do business.

QUALITY: MTS employees take pride in the performance of our products and services. We strive to exceed all customer expectations, and we shape our offerings based on real needs in the marketplace.

INTEGRITY: MTS employees pride ourselves on how we conduct business. We do the right thing for every customer, employee, business partner and shareholder. We say what we mean and deliver what we promise. This builds trust across all stakeholders.

RESPECT: MTS employees show respect for each other. We appreciate the strength that is diversity.

Here are some questions you might ask yourself to determine if what you are about to say or do supports the MTS Purpose, Mission and Core Values:

» How would my mother judge my behavior? My spouse? My child?
» Would I want this behavior reported on the front page of the newspaper?
» How would I feel if someone acted the same way toward me?

VOICING QUESTIONS, CONCERNS AND COMPLAINTS

We encourage each of you to feel free to raise questions, concerns and complaints about any individual behaviors or business practices that may be construed as unethical or violating a law.

Whenever such an issue arises, it is essential that you immediately step forward to seek clarification and guidance from the appropriate resources. You can feel free to speak directly and confidentially, without fear of reprisal. Keeping this line of communication open is in the best interest of the entire MTS community. We are committed to upholding the highest levels of integrity and business ethics, and we will take swift and appropriate action whenever necessary.

As an MTS employee or representative, you have several points of contact available to you for reporting violations of this Code, as well as for addressing your ethical questions and concerns. You can:

» Contact your supervisor or other member of management
» Contact the MTS Compliance Department
» Call the toll-free AlertLine (Available 24 hours a day, 7 days a week):

Country	Direct Access Number	Alert Line Number
North America		888-321-5562
Asia
China, PRC (Northern region)	108-888	888-321-5562
China, PRC (Southern region)	108-11	888-321-5562
Japan (KDDI)	00 539-111	888-321-5562
Japan (NTT)	0034-811-001	888-321-5562
Korea (Korea Telecom)	0072-911	888-321-5562
Europe
France	0800-99-0011 or 0805-701-288	888-321-5562
Germany	0-800-2255-288	888-321-5562
Italy	800-172-444	888-321-5562
Sweden	020-799-111	888-321-5562
United Kingdom (BT)	0800-89-0011	888-321-5562
United Kingdom (C&W)	0500-89-0011	888-321-5562

GUIDING PRINCIPLES

The paragraphs below provide guidelines for what it means to act with integrity and conduct business ethically in various areas and contexts.

ETHICAL BUSINESS CONDUCTS

Our goal is to be respected and trusted by the people with whom we do business. We want our competitors to view us as formidable, but fair and honest. We want the financial community to recognize our transparency and see that we operate in the best interest of our stakeholders. Without exception, we avoid all conflicts of interests in our business dealings at all times.

We keep meticulous records that are accurate, verifiable and complete. We respect our customers’ privacy and endeavor to ensure the utmost discretion with proprietary information. We value the integrity of markets worldwide, and strive to keep them fair, open and efficient.

GLOBAL COMPLIANCE

MTS is a global company that competes within all laws, worldwide. We respect and abide by the laws of all local and regional governments, and maintain full cooperation with all governments where we do business. We will respect local customs where we do business, but not to the exclusion of our business ethics.

HEALTHY WORK ENVIRONMENT

MTS promotes a safe work environment for all MTS employees and business partners. We are also committed to upholding fair practices and creating opportunities for professional advancement whenever possible. That includes freedom from harassment and equal opportunity for all qualified individuals without regard to race, color, age, religion, sex, national origin, physical or cognitive disability, or sexual orientation.

DETAILED POLICIES AND PROCEDURES

MTS has adopted policies and procedures to provide more detailed guidance on how to meet MTS expectations in a variety of specific situations and contexts. These policies can be viewed and downloaded in their entirety on the MTS intranet site.

OUR COMMITTMENT

MTS is committed to operating our business in an ethical manner, and always in full compliance with all applicable laws.

We all play an integral role in promoting ethical business conduct, compliance, quality, integrity and respect. For you, that includes conducting yourself with integrity and responsibility in all your endeavors. For MTS, that includes giving you multiple resources for getting clarification and resolution to your ethical questions and issues, while protecting your anonymity and taking swift, appropriate action whenever necessary.

MTS Systems Corporation
14000 Technology Drive
Eden Prairie, MN 55344-2290 USA